Exhibit 99.1

Aptorum Group Limited

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong

Tel: (852) 2117 6611 ● Fax: (852) 2850 7286

Aptorum Group Limited Announces Appointment of Head of R&D and Chief Operating Officer

Hong Kong, April 1, 2019

Aptorum Group Limited (Nasdaq: APM) (“Aptorum”) announced today, the appointment of Dr. Thomas Wai-yip Lee as Head of Research and Development (“Head of R&D”) and Dr. Angel Siu-yan Ng as Chief Operating Officer (“COO”) of Aptorum, effective on April 1, 2019.

Dr. Thomas Lee joined Aptorum in January 2018 as the Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly-owned subsidiary of Aptorum. Before joining Aptorum, Dr. Lee was an Assistant Professor at the School of Pharmacy at The Chinese University of Hong Kong. His key area of research involves drug delivery with specialties on formulation development of poorly soluble compounds, oral delivery, nanotechnology, and similar fields. Prior to academia, Dr. Lee accumulated big-pharma experience from spending a decade at two global pharmaceutical companies in the U.S.

Dr. Angel Ng joined Aptorum in September 2017 as Chief Operating Officer of Aptorum Therapeutics Limited. Dr. Ng leads Aptorum and its subsidiary companies’ operations and business strategies. Dr. Ng has extensive experience in project management with Innovation and Technology government funds and academic institutions. She also worked on technology transfer and commercialization for research and development projects.

At the same time, Dr. Keith Kwei-hang Chan, Chief Scientific Officer (“CSO”) of Aptorum, will transition to serve as a key member of our newly formed Scientific Advisory Board, effective on April 1, 2019.

“I am pleased to announce the expansion of our management team. Dr. Lee has gained solid research and development experience from academia and big pharma, and Dr. Ng has extensive experience in operations and project management. Their expertise and experience will be most invaluable in advancing Aptorum’s pipeline.” said Mr. Ian Huen, the Founder, Executive Director and Chief Executive Officer of Aptorum. “We also thank Dr. Chan for his significant contributions to Aptorum during his term as CSO, and for his continuous support to Aptorum’s development by serving on the Scientific Advisory Board.”

About Aptorum Group Limited

We are a Hong Kong based pharmaceutical company currently in the preclinical stage, dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. We are pursuing therapeutic and diagnostic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas. We also have projects focused on non-therapeutic area such as surgical robotics as well as the operations of our medical clinic in Hong Kong, Talem Medical, with the initial focus on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

For more information about the Company, please visit www.aptorumgroup.com.

Aptorum Group Limited

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong

Tel: (852) 2117 6611 ● Fax: (852) 2850 7286

Contact

Investor relations:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com

Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum’s Prospectus (File No. 333-227198) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2018 and other filings that Aptorum may make with the SEC in the future. Aptorum assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.